Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated April 16, 2026
to
Prospectus dated April 10, 2026

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. (“FS Credit REIT”) dated April 10, 2026 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 29 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•to disclose the transaction price for each class of our common stock as of May 1, 2026;
•to disclose the calculation of our March 31, 2026 net asset value (“NAV”) per share for all share classes;
•to provide a market update;
•to provide updates to our portfolio and our business;
•to provide an update to the status of our current public offering; and
•to provide an update to the status of our share repurchase plan.

May 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2026 (and repurchases as of April 30, 2026) is as follows:

Transaction Price (per share)
Class S	$24.8002
Class T	$24.5415
Class D	$24.5948
Class M	$24.6663
Class I	$23.8810
Class F*	$25.1595
Class Y*	$23.8663
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*We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The May 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2026. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since March 31, 2026 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2026 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fscreit.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2026.

The following table provides a breakdown of the major components of our total NAV as of March 31, 2026 (dollar amounts in thousands):

Components of NAV	March 31, 2026
Loans receivable	$8,084,714
Investment in real estate	682,236
Mortgage-backed securities held-to-maturity	118,087
Mortgage-backed securities, at fair value	348,473
Cash and cash equivalents	154,581
Restricted cash	37,728
Other assets	200,122
Collateralized loan obligation, net of deferred financing costs	(3,360,163)
Repurchase agreements payable, net of deferred financing costs	(2,219,858)
Credit facility payable, net of deferred financing costs	(828,511)
Mortgage note, net of deferred financing costs	(124,700)
Accrued stockholder servicing fees(1)	(2,082)
Other liabilities	(111,330)
Net asset value	$2,979,297
Number of outstanding shares	122,013,228

(1)
Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of March 31, 2026, we accrued under GAAP $86,829 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of March 31, 2026 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,649,146	$16,771	$8,782	$92,065	$1,177,622	$14,776	$20,135	$2,979,297
Number of outstanding shares	66,497,344	683,368	357,074	3,732,419	49,312,053	587,312	843,658	122,013,228
NAV per Share as of March 31, 2026	$24.8002	$24.5415	$24.5948	$24.6663	$23.8810	$25.1595	$23.8663

Market update
U.S. Treasury yields spiked across the curve in March as markets reversed course in the face of a potentially extended inflation-inducing oil disruption. Markets priced in the potential for up to two rate hikes this year, though rate outcomes remain highly uncertain. The 2-year Treasury yield rose 42 basis points (bps) in March, to 3.80%, while the 10-year Treasury yield climbed 35 bps to 4.31%. Against this backdrop, the Bloomberg U.S. Aggregate Index returned -1.76% in March, more than offsetting its February gain. Amid persistent interest rate volatility over the past five years, however, it has produced an essentially flat return (+0.31%).
Market conditions were uneven in the first two months of 2026, with transaction activity retreating year to date while pricing edged modestly higher.
•Commercial property transaction volume totaled $30.3 billion in February, roughly in line with January but down -13% year over year, reflecting tough comparisons to several large one-off deals that closed in February 2025.1 Activity varied widely by property type: retail volumes fell by -61% while data center volumes declined by approximately -100%, reflecting little to no transaction activity in February.1 Meanwhile, hotel (+51%) and industrial (+15%) each saw notable gains.1 Over the past 12 months, total deal volume is up 21%, indicating that the recovery that began in the second half of last year remains intact.1
•Property prices rose 1.3% year over year in February, with gains in industrial (+4.2%) and suburban office (+3.1%) more than offsetting declines in retail (-1.9%) and CBD office (-0.2%).1 Prices rose 0.4% month over month, reversing the softer monthly pricing trends observed in recent months.1
CRE market sentiment improved meaningfully in 2025, with the CREFC CRE Sentiment Index, a quarterly survey that monitors changes in CRE market conditions, rising for a third consecutive quarter in Q4. A record 97% of respondents expect higher borrower demand, pointing to continued pent-up refinancing and acquisition activity. However, macroeconomic uncertainty and higher interest rates could weigh on market conditions in early 2026.
Fundamentals across most property types remain supportive.
•Surging borrowing costs in recent years suppressed construction activity and led to a sharp reduction in completions last year, which should remain in place over the next 2-3 years. Multifamily and industrial completions have seen the largest declines, while supply growth in retail and office remains minimal.
•Meanwhile, net operating income and occupancy levels remain healthy across sectors.
•As noted, even the office market, where weakness persists primarily among older properties that feature fewer modern amenities, appears to be turning a corner as recent months’ pricing and volume attests.
In an environment where property fundamentals are stabilizing but capital appreciation has yet to return as a meaningful driver of returns, debt may offer the most efficient way to generate return while preserving capital.
The need for capital to refinance maturing loans is substantial. Roughly $2 trillion in CRE debt—about a third of all outstanding—will mature by the end of 2027. This presents a significant opportunity for lenders to refinance existing loans on more favorable terms or originate new loans in a more disciplined underwriting environment.
Performance update
FS Credit REIT generated positive total returns across all share classes in March, driven by monthly distributions and stable performance as the NAV was flat across all share classes.
As of March 31, 2026, FS Credit REIT has achieved 72 consecutive months of positive total returns across varying macroeconomic conditions and financial markets including a highly volatile rate environment.
FS Credit REIT’s excess income (Class I shares) over three-month U.S. Treasury bills has widened by approximately 140 bps since Q2 2024, reaching approximately 373 bps as of March 31, 2026, alongside 175 bps of Fed rate cuts.
•The current annualized distribution rate is 7.43% for Class I shares, 6.90% for Class D shares, 6.88% for Class M shares, 6.29% for Class S shares, 6.36% for Class T shares, 8.28% for Class F shares and 8.74% for Class Y shares based on the May 1, 2026 transaction price.
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(1)    MSCI Real Capital Analytics as of February 2026, latest data available.

•The tax equivalent distribution rate is 8.30% for Class I shares, 7.71% for Class D shares, 7.69% for Class M shares, 7.03% for Class S shares, 7.11% for Class T shares, 9.25% for Class F shares and 9.77% for Class Y shares based on the May 1, 2026 transaction price.2
We met 100% of repurchase requests in March.
Portfolio highlights
In March, we closed on two loans totaling approximately $184.8 million. Originations included:
•A $117.2 million senior loan secured by a 2022-vintage, 93% occupied, 410-unit Class A mixed-use property near downtown Philadelphia. The property is located directly above a major transit line and within walking distance of downtown office and employment hubs. The asset includes 108,000 square feet of commercial space, leased to a regional grocery store chain, Planet Fitness, and others.
•A $67.6 million senior loan collateralized by a 272,000‑square‑foot, open‑air retail center located along Route 29, a major thoroughfare, in Charlottesville, Virginia. The property is 93% leased to a diverse mix of 54 tenants. It is anchored by Trader Joe’s, with a complementary mix of national tenants including L.L. Bean, Sephora, Lululemon, Pottery Barn, BJ’s Restaurant & Brewhouse, and a 14‑screen Regal Cinemas, the only IMAX theater in the market. In 2025, the property had 5.7 million annual visits, a 10% increase compared to pre-COVID (2019).
Assets on nonaccrual represented 3.10% of the portfolio as of March 31, 2026.3 We are actively working to reduce the non-accruals in a way that we believe can help maximize shareholder value, whether through refinancing the loans, taking ownership of the property or selling the loan to a new buyer.
We believe the commercial real estate market is at an inflection point today, supported by stabilization in property values across sectors, steadily rising transaction volume, strong quarterly improvement in CRE sentiment indices and resilient net operating income growth.
In our view, the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:
•Debt-focused nature of our strategy as we believe forward returns in CRE will largely be driven by income generation compared to price appreciation.
•Relative level of income above cash yields. As noted, the level of excess income our distribution provides over risk-free rates has increased materially on both a nominal and real basis as the Fed has cut short-term rates. In addition, the tax-advantaged nature of our distributions allows individual investors to deduct up to 20% of qualified REIT dividends under Section 199A, resulting in a highly attractive tax-equivalent and after-tax yield that compares favorably with many corporate private credit investments.
•Available liquidity for new investments. We have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering, and the natural turnover of the portfolio—positions us to capitalize on a robust new origination pipeline.
•Continued strong performance of the portfolio. FS Credit REIT has generated positive total returns in 96 out of 98 months; its largest monthly drawdown was just -0.27% in March 2020.
•High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority. They are first to be paid from rental income and are last to absorb losses if property values decline. We believe this seniority is especially important during market pullbacks. Approximately 86% of FS Credit REIT’s portfolio is comprised of private senior loans that are held to maturity at amortized cost and subject to impairment. Therefore, the net asset value is determined primarily on fundamental value rather than market sentiment.
•Deep experience of Future Standard and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the level of loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.
•Geographically diversified composition of our approximately $9.6 billion portfolio, weighted to multifamily properties.
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(2)    The passage of the One Big Beautiful Bill Act on July 4, 2025, made permanent a deduction of up to 20% of qualified REIT dividends for non-corporate investors. The tax-equivalent distribution rate represents the distribution rate required for a fully taxable investment to deliver the same after-tax income as a REIT. For example, assuming a 37% federal tax bracket, the distribution rate (or yield) on a fully taxable investment would need to be 8.30% to match the after-tax income of a REIT with an annualized distribution rate of 7.43%.
(3)    Represents nonaccrual debt investments as a percentage of FS Credit Real Estate Income Trust, Inc.’s total debt portfolio.

•The long-term nature of our borrowings. Approximately 95% of FS Credit REIT’s borrowings are financed through matched-term facilities, and approximately 85% through matched-term, non-mark-to-market facilities. This financing approach helps stabilize performance across changing rate environments, manage risk and support long-term returns.

Status of our Offering
We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $350 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 76,050,694 shares of our common stock (consisting of 37,846,944 Class S shares, 35,455,495 Class I shares, 327,265 Class T shares, 334,772 Class D shares, and 334,772 Class M shares) in the primary offering for total proceeds of $1.88 billion and (ii) 14,042,177 shares of our common stock (consisting of 7,352,387 Class S shares, 6,186,651 Class I shares, 100,383 Class T shares, 45,561 Class D shares, and 357,195 Class M shares) pursuant to our distribution reinvestment plan for a total value of $345.85 million.

Share Repurchase Plan
Pursuant to the terms of our share repurchase plan, the total amount of share repurchases is limited, in any calendar month, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) is no more than 2% of our aggregate NAV of all classes of shares then participating in our share repurchase plan as of the last calendar day of the previous calendar month and, in any calendar quarter, to shares whose aggregate value is no more than 5% of our aggregate NAV of all classes of shares then participating in our share repurchase plan as of the last calendar day of the previous calendar quarter.
In March 2026, we received repurchase requests equal to 2.103% of our aggregate NAV of all classes of shares then participating in our share repurchase plan as of the last calendar day of the previous calendar month. Our board of directors, including our independent directors, has authorized repurchases in excess of our 2% monthly repurchase limitation for March 2026 such that 100% of share repurchase requests timely received in March 2026 and the first quarter of 2026 were satisfied.